As filed with the Securities and Exchange Commission on July 11, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Form N-8B-2

File No. 811-22866

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the
Investment Company Act of 1940

Destra Credit Opportunities Unit Investment Trust

Not the issuer of periodic payment plan certificates

I.Organization and General Information

1. (a)
Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

Destra Credit Opportunities Unit Investment Trust (the individual trust thereof is referred to herein as the “Company”)

The Company does not have an Internal Revenue Service Employer Identification Number.

(b)	Furnish title of each class or series of securities issued by the trust.

Destra Credit Opportunities Investment Trust issues only one class of securities for each series named "units of beneficial interest" (“Units”).

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Destra Capital Investments LLC (the “Depositor”)
901 Warrenville Road, Suite 15
Lisle, IL 60532
Internal Revenue Service Employer Identification Number is:  01-0912495.

3.
Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

U.S. Bank Trust, N.A. (the “Trustee”)
300 Delaware Avenue
9th Floor, EX-DE-WDAW
Wilmington, Delaware 19801
Internal Revenue Service Employer Identification Number is: 31-0841368.

is the trustee acting for the trust described in the answer to Item 1(b) herein.

4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

None. The Company’s initial  offering  of  shares  is a  private offering  exempt from Section 4(2) of the  Securities Act of 1933 ("1933 Act").

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of Delaware.

6.	(a)
Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

The Standard Terms and Conditions of Trust, dated as of July 11, 2013 (the “Trust Agreement”), among Destra Capital Investments LLC, as Depositor and Sponsor,  Destra Capital Advisors LLC, as Evaluator and Supervisor, U.S. Bank Trust, N.A., as Trustee,  and Administrative Agency Services LLC, as Administrative Agent, is applicable to the Company’s Series I (as subsequently  defined in this item), and to all subsequent  series of the Company (each a "Series")  formed on or  subsequent  to the date hereof for which their  applicability  and their  incorporation  by  reference  is specified in the applicable Reference Trust Agreement relating to such Series (each, a “Reference Trust Agreement”). For Series I of the Company, whose Reference Trust Agreement is dated as of July 11, 2013, and each Series of the Company to which the terms of the Trust Agreement are to be applicable, the parties to the Trust Agreement, or their respective successors, will execute a Reference Trust Agreement (or supplement or amendment to such Reference Trust Agreement)   incorporating  by  reference  the standard  terms  in  the  Trust  Agreement  and  designating  any exclusion  from or exception to such  incorporation  by reference for the  purposes of that Series or variation of the terms hereof for the purposes of that Series.

Subscription or other securities acquisition agreements will be entered into on behalf of the Company and the respective Series pursuant to which the Administrative Agent will subscribe on behalf of the Company and such Series to acquire (i) securities issued, assumed or guaranteed by the U.S. Government, or any agency or instrumentality thereof (“U.S. Government Securities”), (ii) fixed-income securities, debt securities and loans and investments with economic characteristics similar to fixed-income securities, debt securities and loans issued by entities other than the U.S. Government, including corporate bonds, loans and loan participations, asset-backed securities (all or a portion of which may consist of collateralized loan obligations), mortgage-backed securities (both residential mortgage-backed securities and commercial mortgage-backed securities), mezzanine and preferred securities, convertible securities, commercial paper, municipal securities and sovereign government and supranational debt securities (“Credit Securities”), (iii) interests of private investment funds and similar entities, including investments in funds and entities that invest in U.S. Government Securities and Credit Securities and that invest in interests in entities in the areas of venture capital, buy-outs, mezzanine and subordinated debt, restructuring and distressed debt and securities, special situations, and other similar areas of alternative asset class investing (“Private Interests”) and/or (iv) any other instrument constituting  a security  within the  meaning  of Section  2(a)(36)  of the Investment Company Act and to be held as an asset of such Series (“Other Securities” and, collectively with the U.S. Government Securities, the Credit Securities and the Private Interests, the “Portfolio Securities”).

For the first Series, called Series I (“Series I”), Private Interests issued by Knox LLC and by Southern Debt Holding LLC, each a private  investment  fund, together with a senior debt security issued by a Cypress Capital Partners LLC will initially make up the underlying  Portfolio Securities held within Series I. Series I will issue up to 100,000 Units, which will represent 100% of the undivided fractional  interests in Series I.

(b)
Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.  (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

None, except as set forth in Item 6(a).

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Destra Credit Opportunities Unit Investment Trust has never changed its name.

8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified by the Depositor.

Material Litigation

9.
Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding.  Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.  Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None.

II.General Description of the Trust and Securities of the Trust

 General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)Whether the securities are of the registered or bearer type.

Securities will not be of registered type.

(b)Whether the securities are of the cumulative or distributive type.

Securities will be of distributive type.

(c)The rights of security holders with respect to withdrawal or redemption.

See answer to Item (d), below.

(d)The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

(1)  TRANSFER OF UNITS

Each Unit issued by a Series of the Company is offered under  an exemption from registration  under  the  1933 Act and, therefore,  may not be transferred to any person in a manner that  would  require  registration  under the 1933 Act.  The registered holder of a Unit (“Unitholder”) may transfer all or a portion of its Units to a person who is a qualified purchaser for purposes of the Investment Company Act of  1940  (“Qualified  Purchaser”)  acceptable  to  the Administrative   Agent,   in  its  sole   discretion; provided, however, that the Administrative Agent shall determine, prior to any such transfer, that such transfer (i) does not cause the Trust to lose its status as a partnership for federal or state income tax purposes (including, but not limited to, a determination by the Administrative Agent that such transfer, itself or together with any other such transfers, would not result in the Trust or any Series, as applicable, having more than 100 Unitholders at any time during any taxable year or otherwise likely result in the Trust or any Series, as applicable, being classified as a publicly traded partnership within the meaning of the Internal Revenue Code of 1986, as amended), (ii) does not require the registration or qualification of the Units pursuant to any applicable federal or state securities laws and (iii) does not result in the violation of applicable law.  Upon presentation of a written instrument or  instruments  of transfer in form  satisfactory to the  Administrative  Agent and executed by the Unitholder or his  authorized  attorney, the  Administrative  Agent will record the  ownership of the transferred Units by such approved  transferee.  The Trustee may treat the person in whose name any Unit is  registered upon the books of the  Trustee as the owner of such Unit and the  Trustee  will  not be  affected  by any  notice  to the contrary,  nor be liable to any  person or in any way for so deeming and treating the person in whose name any Unit is so  registered.

A sum sufficient to pay any tax or other governmental charge at may be imposed in connection with any transfer of Units must be paid by the Unitholder to the Trustee.

All Units canceled pursuant to the Trust  Agreement  and a Reference Trust Agreement will be disposed of by the Trustee without liability on its part.

(2) REDEMPTION REQUESTS

All Unitholders make their redemption requests in writing to the  Administrative  Agent, in c/o the Supervisor, at 901 Warrenville Road, Suite 15, Lisle, Illinois 60532, and may do so by completing the form set forth as  Appendix  A to the Reference Trust  Agreement.  Except as provided below in (4), the Units  will be  redeemed  by the  Trustee  no later than the seventh  calendar day  following the day on which tender for redemption is made,  provided that if such day of redemption is not a Business  Day,  then such Unit will be  redeemed on the first  Business Day prior  thereto  (being herein called the   “Redemption   Date”).   Subject  to  payment  by  such Unitholder  of any tax or other  governmental  charges which may be imposed  thereon,  such  redemption  is to be made by payment of the value of the redeemed  Units  calculated  for the date of tender (the  “Redemption  Price”).  A redemption request  received  by the  Administrative  Agent  on any day after the Evaluation Time will be held by the Administrative Agent until  the next  Business  Day and the Units to which such request applies will be deemed to have been tendered on such day for redemption at the Redemption  Price computed on that day.

(3)  DISTRIBUTION UPON REDEMPTION

Upon  receipt of a redemption  request in proper  form,  the Administrative  Agent shall direct the Trustee to make a pro rata distribution of the assets attributable to the tendered Units,  subject to the Administrative  Agent's obligation to avoid  adversely   affecting  the  interests  of  the  other Unitholders  of the Series,  and subject to any  transfer or other restrictions on such assets, as determined in the sole discretion of the Administrative Agent, such distribution to be made on the Redemption Date.

Such  distribution  to the  redeeming  Unitholder  shall  be payable in kind,  or in cash, cash  equivalents,  securities and/or other assets,   with  each  such  separate  group  of  in kind, in cash,  cash equivalents,   securities   and/or   other  assets  and  any combination  of the  foregoing  to be as  determined  in the discretion  of  the  Administrative  Agent,  and  with  such distribution  to be made on a basis  that is pro rata to the interest  in the assets of such  Series  represented  by the tendered Units, to the extent practicable,  unless otherwise required by law or contract. In the event the Administrative Agent  determines  that the  registration or transfer of any asset  included in the  redemption  distribution  may not be effected by the Redemption  Date, the  Administrative  Agent shall  direct  Trustee to  provide  evidence  of  beneficial ownership  of such asset in such form as shall be  specified to the Trustee by the  Administrative  Agent. No approval of the  Unitholders  (including the Unitholder  whose Units are the subject of the  redemption)  shall be required  prior to the making of such redemption distribution.

In the event the Administrative  Agent  determines that any asset  includible  in the  redeeming  Unitholder's  pro rata share of the Series assets represented by the tendered Units cannot be transferred to such Unitholder, the asset shall be sold by the  Trustee at such time and in such  manner as the Administrative  Agent shall direct, and the proceeds of such sale shall be paid to the redeeming Unitholder.

The Trustee shall not be liable or  responsible  in any way for  depreciation  or loss incurred by reason of any sale or distribution of Portfolio Securities or other assets made.

(4)  SUSPENSION OF RIGHT OF REDEMPTION

The Administrative Agent may in its discretion may suspend the right of  redemption  for Units or postpone  the date of payment of the Redemption  Price beyond the Redemption Date: (1) for any period during which the New York Stock  Exchange is closed other than customary  weekend and holiday closings or during  which  trading on the New York Stock  Exchange is restricted;  (2) for any period  during  which an  emergency exists  as a result  of which  disposal  by a Series  of the Portfolio Securities is not reasonably  practicable or it is not reasonably practicable fairly to determine in accordance with the Trust  Agreement and the Reference  Trust the value of the Portfolio Securities; or (3) for such other period as the Securities and Exchange  Commission may by order permit, and will not be liable  to any  person or in any way for any loss or damage that may result from any such  suspension  or postponement.

(5)  CANCELLATION OF UNITS

The amount recorded in the registration  books of the Trust representing  Units redeemed in the manner described in this Item  (10)(d) will be canceled by the  Administrative  Agent and the  Unit or Units  evidenced  by such  records  will be terminated by such redemptions.

(e)
If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)
The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

(1)   AMENDMENTS  TO INDENTURE

The Trust Agreement and each Reference Trust Agreement may be amended at any time, and from time to time, by agreement of the Trustee and the Administrative Agent. Any amendments will be binding upon all persons, including, but not limited to, all   Unitholders   and their   representatives   and beneficiaries thereof. Written notice of each amendment will be mailed by the Administrative Agent to each Unitholder.  Each amendment will not in any manner operate to deprive any Unitholder of its then beneficial interest in any Series.  Any amendment to this Trust Agreement which would materially adversely affect the interest of all Unitholders, or all Unitholders in particular Series, shall require the approval of at least two-thirds in interest (determined by Subscription Amounts) of the

Unitholders, or the Unitholders in a particular Series, adversely affected thereby.

(2)  ELECTION OF TRUSTEE

No Unitholder of a Series  has any right to vote or in any manner otherwise control the operation and management of the Series or the Trust or the  obligations  of the  Trustee  or Administrative Agent.

(3)  ACTIONS ON PORTFOLIO SECURITIES

In the event that the Trustee will have been notified at any time of any action to be taken or proposed to be taken by holders of Portfolio  Securities  (including but not limited to the making of any demand,  direction,  request, giving of any notice, consent  or  waiver  or  the  voting  with  respect  to  any amendment  or  supplement  to  any  indenture,   resolution, agreement or other instrument under or pursuant to which the Portfolio  Securities  have been  issued),  the Trustee will as soon as practicable notify the Administrative  Agent and will thereupon take such  action or refrain  from  taking any action as the Administrative Agent will direct in writing, subject to the terms of the Trust Agreement.

In the event that an offer by the issuer of any of the Portfolio Securities shall be made to issue new securities, or to exchange securities, for Portfolio Securities, the Administrative Agent shall direct the Trustee in writing to notify the holders of the Units of the terms of such offer.  Upon direction of no less than 100% of such holders, the Trustee shall accept such offer (which may necessitate the termination of such Series and acceptance of such new securities into a newly constituted Series).  In the event less than 100% of such holders direct the Trustee to accept such offer, the Trustee shall reject such offer.  However, should any issuance, exchange or substitution be effected notwithstanding any rejection or without an initial offer, any securities, cash and/or property received shall be distributed in kind to Unitholders.

The Administrative  Agent will not be liable  to any  person  for any  action or  failure  to take action as described by this Item (10)(f)(3).

(g)	Whether security holders must be given notice of any change in:

(1)	the composition of the assets in the trust.

Reference is made to the  information  provided in Item (16) below.

(2)the terms and conditions of the securities issued by the trust.

If the  Administrative  Agent elects to cause the Units of a Series  to be  registered  under  the  1933  Act,  then  the Administrative   Agent  will  give  written  notice  to  all Unitholders of its intention to effect such registration and the procedures such Unitholders will follow.

(3)the provisions of any indenture or agreement of the trust.

The Administrative Agent will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

(4)the identity of the depositor, trustee or custodian.

Yes.

(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:

(1)the composition of the assets in the trust.

No.

(2)the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(3)the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 10(f) above.

(4)the identity of the depositor, trustee or custodian.

No.

(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.	Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest:

The assets of each Series of the Trust will be comprised of Portfolio Securities (as defined in Item 6(a)).  Each Series also may hold cash from time-to-time.

For the first Series, called Series I (“Series I”), Private Interests issued by Knox LLC and by Southern Debt Holding LLC, each a private  investment  fund, together with a senior debt security issued by a Cypress Capital Partners LLC will initially make up the underlying  Portfolio Securities held within Series I.

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a) Name of company.

(b) Name and principal business address of depositor.

(c) Name and principal business address of trustee or custodian.

(d) Name and principal business address of principal underwriter.

(e) The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13.(a)
Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:

(A)	the nature of such load, fee, expense or charge;

(B)	the amount thereof;

(C)	the name of the person to whom such amounts are paid and his relationship to the trust;

(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Company are offered at the private placement price thereof. The private placement price per unit is equal to the net asset value per unit plus any applicable organization costs plus any accrued interest plus any applicable sales charge referred to in the Reference Trust Agreement for a Series.  Any sales load paid per unit will be remitted to the Depositor or an affiliate of the Depositor.  The sales load is expected to be comprised of an initial sales fee.  The private placement period for the Company will last until such time as the total number of units created are sold.

As provided for in the applicable Reference Trust Agreement for a Series, the Depositor may receive gross sales charges equal to a percentage of the private placement price.  In addition, the Depositor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to the Company, which may be based on the offering side evaluation of the Securities.

If the Reference Trust Agreement related to a Series specifies a creation and development fee, the Trustee shall, on such date or dates set forth in the Reference Trust Agreement for a Series withdraw from the specified account for assets of the Series an amount equal to either the accrued and unpaid creation and development fee as of such date or the entire creation and development fee.  A Reference Trust Agreement may provide for any creation and development fee to be (i) assessed at the conclusion of the initial private placement period or (ii) accrued on a daily basis at an annual rate as set forth in such Reference Trust Agreement for the Series based on a percentage of the average daily unit value of the Series. A Reference Trust Agreement may provide for the Trustee to credit to the Reserve Account for such Series a portion of the creation and development fee as designated in the Reference Trust Agreement for such Series.

As compensation for portfolio supervisory services in its capacity as Supervisor, evaluation services in its capacity as Evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the Evaluator and Supervisor, respectively, shall be paid an annual fee in the amount per Unit set forth in the Reference Trust Agreement, which fee shall accrue daily and be computed on the number of Units outstanding as of January 1 of such year except during the year or years in which an initial creation of Units, as determined in Article II of this Trust Agreement occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Evaluator and Supervisor, respectively, provides services during less than the whole of such year), but in no event shall such compensation when combined with all compensation received from other series of the Fund for providing such services in any calendar year exceed the aggregate cost to such parties for providing such services, in the aggregate.  As specified in the Reference Trust Agreement for any Series, a portion of fees so payable to the Evaluator may be paid to the Administrative Agent for its services to such Series.  Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent or Shelter” or similar index, if such index should no longer be published.  The consent or concurrence of any Unitholder hereunder shall not be required for any such adjustment or increase.

In consideration for the performance of the services set forth in the Trust Agreement, the Trustee shall be entitled to such compensation for each Series as provided for in the respective Reference Trust Agreement in connection with each Series, which compensation shall be inclusive of all customary, ordinary and routine expenses and disbursements (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) incurred hereunder. As provided for in the Trust Agreement, the Trustee may also be entitled to reimbursement for extraordinary or non-routine expenses.  The Trustee may from time to time make withdrawals from accounts held by the Trustee on behalf of a Series to pay itself any such compensation and expenses. Any and all taxes levied or assessed upon or in respect of any Series, or on the income thereof, shall be charged to such Series.

Expenses incurred in establishing the Company, including the cost of initial preparation of documents relating to the Company, Federal and State registration fees, if any, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, may be paid by the Company.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

Not applicable.

(c)
State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.  State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested.  List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

Not applicable.

(d)
Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

Not applicable.

(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(a) for further information.

(f)
State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Reference is made to the information provided in answer to Item 13(a) for further information.

(g)
State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.
Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The Trust was created under the laws of the State of Delaware pursuant to a Certificate of Trust, dated and filed with the Delaware Secretary of State on

June 28, 2013.  With respect to Series I,  the  Administrative Agent, on behalf of Series I, will subscribe to (i) limited liability company interests of Knox LLC and (ii) non-voting limited liability company interests of Southern Debt Holding LLC and (iii) will enter into a loan agreement relating to senior debt securities issued by Cypress Capital Partners LLC,  which assets will make up the underlying Portfolio Securities held within Series I.  Portfolio Securities will be delivered to the Depositor, for deposit with the Trustee.  Simultaneously with the receipt of the initial deposit of Securities into the Company, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Reference Trust Agreement and will deliver, or on the order of the Depositor will deliver, in exchange for such Securities, documentation evidencing the ownership of the number of the units.

The Private Interests and other Portfolio Securities will be registered in the name of the Trustee, as nominee for the Trust. The Trustee and the Administrative Agent are irrevocably authorized to effect registration of the Private Interests and other Portfolio Securities in the name of the Trust.

The Trustee shall maintain a record of the Units of each Series allocated to each Unitholder, as provided in Exhibit A.  The Administrative Agent shall maintain, and deliver copies to the Trustee, records showing the aggregate Subscription Amounts of Unitholders of each Series and the actual amounts contributed to each Series by each Unitholder.

Reference is also made to the information provided in answer to Item 13(a).

15.
Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a).

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A prospective purchaser of Units of a Series will provide the Depositor and the Administrative Agent a written Unit Subscription Agreement for such Units in such form as the Administrative Agent will deem appropriate, setting forth its commitment to contribute  capital to the Series  as specified  therein  (the  “Unit Subscription  Amount”),  and representing  that it is fully aware of the nature and purpose of the Trust and such Series and of the nature of the underlying Portfolio Securities,  that it is  financially  able to invest in such Series and other representations and warranties customary in a private placement of securities. The Unit Subscription Agreements of prospective purchasers of Units of a Series may differ as to their terms from the Unit Subscription Agreements of other prospective purchasers, including but not limited to such terms as investment guidelines, restrictions and commitment period.

Each prospective purchaser's subscription for Units of a Series will be accepted (or rejected) by the Administrative Agent on or before the date of the Reference Trust Agreement applicable to such Series (the “Series Commencement  Date”), and each purchaser's  obligations under its Unit Subscription Agreement will commence as of the Series Commencement Date.

Based upon the commitments of prospective purchasers in the Unit Subscription Agreements accepted by the Administrative Agent, the Administrative Agent (on behalf of the respective Series) will enter into one or more Portfolio Securities Subscription Agreements with the issuers of the Portfolio Securities that will be the assets of the Series.

On the initial date of deposit, the Depositor will deliver to the Trustee (i) Portfolio Securities or (ii) the Unit Subscription Agreements and Portfolio Securities Subscription Agreements, or other contracts for the purchase thereof and (iii) cash for deposit in the Company.  In exchange for the Portfolio Securities, Unit Subscription Agreements, Portfolio Subscription Agreements and/or cash so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of units set forth in the Reference Trust Agreement for the respective Series.  Additional units of the Series may be issued from time to time following the initial date of deposit by depositing in the Series additional Portfolio Securities, Portfolio Subscription Agreements and/or cash with instructions to purchase additional Portfolio Securities.  If additional units are issued by the Series as a result of such additional deposits, the aggregate value of the Securities in the Series will be increased and the fractional undivided interest in the Series represented by each unit will be decreased.  The Depositor may continue to make such additional deposits into the Series following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the existing percentage relationship among the Portfolio Securities in the Series.

The Depositor may not alter the portfolio of the Series by the purchase, sale or substitution of Portfolio Securities, except in the circumstances noted below.  Thus, with the exception of redemption or maturity of Portfolio Securities in accordance with their terms (and reinvestments made in connection with the Series), the assets of the Series will remain unchanged under normal circumstances.

Upon the advice of the Supervisor, the Administrative Agent may direct the Trustee in writing to (i) distribute Portfolio Securities in kind to Unitholders or (ii) sell any Portfolio Securities at a price and time and in such manner as deemed appropriate in the sole discretion of the Administrative Agent, if the Administrative Agent shall have determined, with such advice or notice as may be provided to the Administrative Agent by the Supervisor, with respect to such Portfolio Securities that any one or more of the following conditions exist: (i) that there has been a default on such Portfolio Securities in the payment of principal or interest, or both, when due and payable; (ii) that any materially adverse action or proceeding has been instituted at law or in equity seeking to restrain or enjoin the declaration or payment of anticipated dividends on any such Portfolio Securities or that there exists any other materially adverse legal question or impediment affecting such Portfolio Securities or the declaration or payment of dividends on the same; (iii) that there has occurred any breach of covenants or warranty in any trust indenture or other document relating to the issuer of such Portfolio Securities which might materially and adversely affect either immediately or contingently the declaration or payment of dividends or the payment of debt service on such Portfolio Securities; (iv) that there has been a default in the payment of principal of or interest on any other outstanding securities of an issuer or guarantor of such Portfolio Securities; (v) that the price of any such Portfolio Securities had declined to such an extent, or such other materially adverse credit or performance factor exists, so that in the opinion of the Depositor the retention of such Portfolio Securities would be detrimental to such Trust and to the interest of the Unitholders or (vi) that a sale of any Portfolio Securities shall be necessary in order to maintain the status of the Trust or of any Series as a partnership for federal income tax purposes; provided, however, that any such sale may be undertaken only to the extent permitted by the Investment Company Act.  The Trustee shall have no duty to determine whether any of such conditions exist.  The Trustee shall not be liable or responsible in any way for any depreciation, loss or taxes incurred by reason of any sale made purtsuant to such written direction or by reason of the failure of the Administrative Agent to give any such written direction, and in the absence of such written direction the Trustee shall have no duty to sell or liquidate any Portfolio Securities.

In the event that an offer by the issuer of any of the Portfolio Securities shall be made to issue new securities, or to exchange securities, for Portfolio Securities, the Administrative Agent shall direct the Trustee in writing to notify the holders of the Units of the terms of such offer.  Upon direction of no less than 100% of such holders, the Trustee shall accept such offer (which may necessitate the termination of such Series and acceptance of such new securities into a newly constituted Series).  In the event less than 100% of such holders direct the Trustee to accept such offer, the Trustee shall reject such offer.  However, should any issuance, exchange or substitution be effected notwithstanding any rejection or without an initial offer, any securities, cash and/or property received shall be distributed in kind to Unitholders.

For additional information concerning these matters, reference is made to information provided in answer to Item 11 above.

17. (a)	Describe the procedure with respect to withdrawal or redemption by security holders.

Reference  is made to the  information  provided in Item  (10)(d) above.

(b)
Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

Reference  is made to the  information  provided in Item  (10)(d) above.

(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

All redeemed Units will be cancelled.

18. (a)
Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

The income of each Series shall be added to the Cash Account for such Series.  As directed in writing by the Administrative Agent, the Trustee shall make distributions of funds held in the Cash Account.  For each distribution, the Administrative Agent shall specify in writing to the Trustee (i) the amount to be distributed to each Unitholder and (ii) the Distribution Date and Record Date for such Distribution Date.  To the extent permissible by applicable law, the Reference Trust Agreement for a Series may, but shall not be required, to provide for the reinvestment of distributions in additional Units of such Series, on such terms as may be provided for in such Reference Trust Agreement.  The Trustee shall be entitled to conclusively on the information and directions provided by the Administrative Agent in making such distributions and shall have no liability for any error therein.  Notwithstanding the foregoing, the Trustee shall have no obligation to distribute amounts in excess of the cash balance on hand in the Cash Account on the Distribution Date.

The Administrative Agent shall direct the Trustee to make distributions only in compliance with Section 19 of the Investment Company Act.

(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of the Company may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically invested without charge in units of the Company.

Reference is also made to the information provided in answer to Item 13(f).

(c)
If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

The Trustee shall establish a Reserve Account.   From time to time, the Trustee shall credit to the Reserve Account amounts withdrawn from the Cash Account that, as directed in writing by the Administrative Agent, shall be deemed necessary to establish a reserve for (a) applicable taxes, governmental charges or other similar expenses payable from the Series or (b) the distribution to a specific class or classes of former or current Unitholders of material amounts received by the Series in connection with the resolution of an extraordinary event affecting a security held by the Series.  The Trustee shall not be required to distribute to the Unitholders any of the amounts in the Reserve Account; provided that any amounts which the Administrative Agent determines are no longer necessary to be reserved shall be redeposited by the Trustee (at the written direction of the Administrative Agent) into the Cash Account.

(d)
Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith.  State for each such distribution the aggregate amount and amount per share.  If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders.  If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.
Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

The  Administrative  Agent  and the  Trustee  (but the  Trustee's responsibility  will extend  solely to the records of its custody accounts)  will  maintain  such books and records as are required under the Investment Company Act of 1940 and other applicable law and regulations.  The Administrative  Agent will keep a certified copy or duplicate original of this Trust Agreement on file at its office which,  together with a current list of the assets of each Series  will be  open  to  inspection  by any  Unitholder  of the relevant Series at all reasonable times during the Administrative Agent's usual business hours.

The Trustee shall maintain a record of the Units of each Series allocated to each Unitholder, as provided in the Trust Agreement.  The Administrative Agent shall maintain, and deliver copies to the Trustee, records showing the aggregate Subscription Amounts of Unitholders of each Series and the actual amounts contributed to each Series by each Unitholder.

The Trustee shall keep books recording all transactions of each Series, as provided for in the Trust Agreement.   To the extent required under the Investment Company Act, the Administrative Agent shall cause an audit to be made of each Series by a certified public accountant selected by the Administrative Agent.  A copy of such report of audit shall be available at the office of the Administrative Agent for inspection by any Unitholder and shall be furnished to any Unitholder on request.

The Trustee shall prepare and file applicable tax returns for each Series and shall prepare, distribute and file required tax reports to the Unitholders.  The Administrative Agent shall notify the Trustee of any taxes or other amounts required to be withheld from distributions made Unitholders and shall remit, or direct the Trustee to remit, the same to the taxing authorities.

20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)	Amendments to such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f) above.

(b)	The extension or termination of such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f) above.

(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

See Item 20(d).

(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee or any trustee or trustees hereafter appointed may resign and be discharged of a Trust created by this Trust Agreement, by executing an instrument in writing resigning as Trustee of such Trust and filing same with the Administrative Agent (and the Administrative Agent shall mail a copy of a notice of resignation to all Unitholders then of record), not less than thirty days before the date specified in such instrument when such resignation is to take effect. Upon receiving such notice of resignation, the Administrative Agent shall promptly appoint a successor trustee as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the resigning Trustee and one copy to the successor trustee.  The Administrative Agent may at any time remove the Trustee, with cause, and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the Trustee so removed and one copy to the successor trustee.  Notice of such resignation or removal of a trustee and appointment of a successor trustee shall be mailed by the successor trustee, promptly after its acceptance of such appointment, to each Unitholder then of record.

The Trustee shall be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000.

Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to this Section shall become effective upon acceptance of appointment by the successor trustee. The Trustee’s and each successor trustee’s right to indemnification shall survive its resignation or removal.

(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f) below.

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

If at any time the Depositor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting and shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may:

(a)appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or

(b)terminate the Trust Agreement and liquidate the Company as provided therein, or

(c)continue to act as Trustee without terminating the Trust Agreement.

The Depositor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct.  The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

21. (a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

Not applicable.

(b)
Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.  The following items should be covered:

(1)The name of each person who makes such agreements or arrangements with security holders.

(2)The rate of interest payable on such loans.

(3)The period for which loans may be made.

(4)Costs or charges for default in repayment at maturity.

(5)Other material provisions of the agreement or arrangement.

Not applicable.

(c)
If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

22.
State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

The Administrative Agent shall be a fiduciary with respect to the Unitholders,  including but not limited to, in all its directions with the sale and purchase of Portfolio Securities. Provided that the Administrative  Agent has fulfilled its fiduciary duties, and the Depositor or Sponsor has  fulfilled  its  fiduciary  duty, if any, neither the Administrative Agent, Depositor or Sponsor shall have any liability to the Unitholders for any action taken or for refraining  from the taking of any action in good faith  pursuant to the Trust  Agreement  and  Reference  Trust  Agreements or for errors  in  judgment,  but  shall  be  liable  only  for  its own negligence,  lack  of  good  faith  or  willful  misconduct.  The Administrative  Agent,  Depositor  and  Sponsor  may rely in good faith on any paper,  order,  notice,  list,  affidavit,  receipt, opinion, endorsement,  assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee,  counsel,  or any other  persons  pursuant  to the Trust Agreement and Reference  Trust  Agreements  and in furtherance of its duties.

The Trustee  will be under no  liability  for any action taken in good faith on any appraisal, paper, order, list, demand, request, consent,  affidavit,  notice,  opinion,  direction,   evaluation, endorsement,  assignment,  resolution,  draft or other  document, whether or not of the same kind,  prima facie properly  executed, or for the  disposition  of moneys or other  assets of any Series pursuant to this Trust Agreement, or otherwise,  except by reason of its  own  gross  negligence,  lack of good  faith  or  willful misconduct,  provided,  that in no  event  will  the  Trustee  be responsible for consequential  damages of any persons  regardless of whether such damages may be foreseeable, and provided further, that the Trustee  will not in any event be liable or  responsible for  any  evaluation  made  by the  Evaluator.  The  Trustee  may construe any of the provisions of this Trust  Agreement,  insofar as the same may appear to be ambiguous or  inconsistent  with any other  provisions hereof,  and  any  construction  of  any  such provisions  hereof by the  Trustee  in good faith will be binding upon the parties hereto.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.
State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

Destra Capital Advisors LLC may serve as Supervisor for the Company.  Reference is made to information provided in answer to Item 13(a).

III.Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

Destra Capital Investments LLC is a limited liability company formed under the laws of the state of Delaware on August 8, 2008.

26. (a)
Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of the Company in connection with the exercised of any functions or duties concerning the Company.

(b)
Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of the Company from any underlying investment company or any affiliated person or investment advisor of the company.

27.
Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust.  If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith.  If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor is registered under the Securities Exchange Act of 1934 as a broker-dealer.  The Depositor is a member of the Financial Industry Regulatory Authority, Inc.  Reference is also made to the information provided in answer to Items 16 and 24.

Officials and Affiliated Persons of Depositor

28.	(a)
Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

Reference is made to Exhibit E filed herewith.

(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Reference is made to Exhibit E filed herewith.

29.
Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The Depositor is a wholly-owned subsidiary of Destra Capital Management LLC.

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

Not applicable.

Compensation of Officers and Directors of Depositor

                      Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

(b)
directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not applicable.

Compensation of Directors

32.
Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	The aggregate direct remuneration to directors;

(b)	Indirectly or through subsidiaries to directors.

Not applicable.

Compensation to Employees

33. (a)
Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

(b)
Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)):  (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant’s securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify).  If a person is employed in more than one capacity, classify according to predominant type of work.

Not applicable.

Compensation to Other Persons

34.
Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable.

IV.  Distribution And Redemption of Securities

Distribution of Securities

35.Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

(A)	No sales of the Company’s securities are currently being made.

(B)
No  public  sales of the  Units of any of the  Series of the Trust are currently being made nor are public sales of Units presently  proposed to be made. Units of Series will be sold in private offerings pursuant to Section 4(2) of the 1933 Act, and in exempt transactions under applicable state securities laws.

(C)	None.

36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37. (a)
Furnish the following information  with  respect  to  each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

(1)	Name of officer, agency or body.

(2)	Date of denial.

(3)	Brief statement of reason given for denial.

Not applicable.

(b)
Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

(1)	Name of officer, agency or body.

(2)	Date of revocation.

(3)	Brief statement of reason given for revocation.

Not applicable.

38. (a)	Furnish a general description of the method of distribution of securities of the trust.

Reference is made to the information provided in  Items 14 and 16.

(b)
State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

Not applicable.

(c)
State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.  In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

Units will not be sold through dealers, commercial banks or dealers employing registered representatives who sell units on an agency basis.

Information Concerning Principal Underwriter

39. (a)
State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25 above.

(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27 above.

40. (a)
Furnish the following information with respect to all fees received by each principal underwriter of the trust  from the sale of securities of the trust and any other  functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed  herewith.

Not applicable, as no fees have been received by the principal underwriter of the Company in connection with the exercise of any functions concerning securities of the Company during the period in question.

(b)
Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment  company or any affiliated person or investment advisor  of such company.

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

41. (a)
Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust.  If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities.  If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Reference is made to the information provided in answer to Item 27 above.

(b)
Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)
Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.
Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

Not applicable.

43.
Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

44. (a)
Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the day of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant adds to the net asset value in computing offering price of its securities.

(6)	Whether adjustments are made for fractions:

(i)	before adding distributor’s compensation (load) and

(ii)	after adding distributor’s compensation (load).

During the private placement period of the Company (as determined by the Depositor), and on each Valuation Date thereafter, the evaluation for each Portfolio Security shall be made in the following manner:

The Administrative Agent will separately determine and promptly  furnish to the Trustee and, if requested by it, the Evaluator,  on any Business Day as of the  Evaluation  Time next following the tender of a Unit for  redemption,  on such quarterly  dates  specified by the Administrative Agent, and on any other Business Day which is requested by the Evaluator or the  Trustee  (each  such  day  being referred  to as a  “Valuation  Date”),  the  value  of each  issue  of Portfolio Securities in U.S. dollars.

The Administrative Agent will determine the net asset value of the  Portfolio Securities  as of the  Evaluation  Time on the basis of the  following approved  valuation  methodology.  The value of any Portfolio Security will be the market value thereof, as determined by the Administrative Agent.  In the case of Portfolio Securities (other than government obligations of the U.S. and foreign  (non-U.S.) Securities)  listed on any generally recognized stock exchange,  the value will be determined by taking the last  sale  price  of each  Portfolio  Security  reported  by any such exchange for the  Valuation  Date.  If no sale has been reported on an exchange for that day, and for the purpose of determining the value of an unlisted Portfolio Security, the closing bid price on such day will be used; but if the closing bid price does not, in the opinion of the Administrative Agent,  fairly indicate the true value of a Portfolio Security, if there is no bid price or if no exchange  quotation is available,  then the Administrative Agent may  use  a  quotation  from  a  reputable  broker  or investment  banker or such other information as in its judgment may be useful or necessary in determining the value,  including without  limitation,  a formula  computation. The Administrative Agent may rely on sales and bid prices reported in newspapers of general circulation published in Chicago or New York,  in standard  financial  periodicals,  in the records of any recognized exchange, or as provided by a pricing service.

The fair market value of any  Portfolio  Security,  whether  listed or unlisted, for which a market quotation is available, but which has any restrictions  on its sale or transfer free of all  restrictions to any purchaser,  will  be  determined  in  accordance  with  the  foregoing paragraph,  less  an  appropriate  discount.  Such  discount  will  be determined in good faith by the Administrative Agent, giving due consideration to the  nature and length of time of such  restriction  and the  relative  volatility of the market price of such Portfolio Security.

The value of any  Portfolio  Security for which a market  quotation is not  readily  available,  excluding  Private  Interests,  will be its cost; provided  however,  that the Administrative Agent will adjust such cost value to reflect  any bona fide  third  party  transactions  in such  Portfolio Security,  between knowledgeable investors, of which the Administrative Agent has knowledge. In the absence of any such third party transactions,  if in the opinion of the Administrative Agent, such cost value does not fairly indicate the true value of such Portfolio Security,  then the Administrative Agent may use such other  information  as in its judgment may be useful or necessary in its good faith determination of value.

In  determining  the fair market value of Private Interests or interests in similar entities,  including non-U.S. limited partnerships or entities which are held as a Portfolio  Security in a Series, the Administrative Agent may consider  and  rely  upon  the  financial  statements  of the  limited partnership or entity provided to it and accept such valuations as are placed on the  interests  by the  general  partner  or manager of such entity and  reflected  in the  financial  statements  of such  limited partnership  or other entity,  or, if in the opinion of the Administrative Agent, such  valuation  does  not  fairly  indicate  the  true  value  of the interest,  then the Administrative Agent may use such other information as in its judgment may be useful or necessary in its good faith determination of value,  including  the  estimated  period of time during which such Private Interests will not be freely marketable,  the estimated  expenses,  if any, to the Series of  registering  or  otherwise  qualifying  such Private Interests for public sale, and any other factors  affecting the issuer of the Private Interests.

The value of negotiable  obligations of the U.S. will be the bid price on the Valuation Date.

A Portfolio Security  purchased,  the purchase price of which will not have been paid, will be included for valuation purposes as a Portfolio Security held, and the purchase price,  including broker's commissions and other expenses, will be treated as a liability of the Series.

A Portfolio  Security  sold but not delivered  pending  receipt of the proceeds will be valued at the net sales price.

In determining  the market value of any foreign  (non-U.S.)  Portfolio Security in any Series,  the Administrative Agent may, in its  discretion,  rely upon the price quote of a Portfolio Security maintained or reported by any  foreign  stock  exchange.  If such price  quote does not,  in the opinion  of  the Administrative Agent,  fairly  indicate  the  true  value  of a Portfolio Security, or if there is no price quote available,  then the Administrative Agent may use a quotation  from a reputable  broker or investment banker,  either foreign or domestic,  or such other  information as in its judgment may be useful or necessary in  determining  value.  Since all values of  Securities  are to be expressed in terms of currency of the U.S., the Administrative Agent may, in its discretion, rely upon any currency exchange  rates  maintained  or  reported  by any  one or  more of the following:  a reputable domestic or foreign bank, broker or investment banker; the mean of the marking rate as quoted by a foreign  stock  exchange;  or any other  competent currency exchange rate source deemed to be such by the Administrative Agent.

On each Valuation Date on which the Administrative Agent makes an evaluation of Portfolio Securities pursuant to Section 4.01(b), it shall deliver such evaluation information in writing (the “Portfolio Securities Valuation”) to the Trustee. Based upon the amounts shown in the Cash Account and Reserve Account for such Series maintained by the Trustee and, based solely upon such Portfolio Securities Valuation so provided, the Trustee shall calculate as of such Valuation Date, (1) the (a) the sum of (i) the cash on deposit in the Cash Account and Reserve Account for such Series, (ii) the Portfolio Securities Valuation for such Series minus (b) the accrued and unpaid fees and expenses payable to the Administrative Agent, Depositor, Evaluator, Supervisor and Trustee for such Series, in each case as of such Valuation Date (the “Series Value”) and (2) the Series Value divided by the number of outstanding Units of such Series, in each case as of such Valuation Date; provided, however, that fractions of a cent per Unit may be omitted.  The Trustee shall deliver such calculation in writing to the Administrative Agent for confirmation thereby.

Reference is made to the information stated in answer to Item 10(d) above, as well as to the answer to Item 13(a).

(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)
If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.
Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

(a)	By whose action redemption rights were suspended.

(b)	The number of days’ notice given to security holders prior to suspension of redemption rights.

(c)	Reason for suspension.

(d)	Period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of The Trust

46. (a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the date of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities.

(6)	Whether adjustments are made for fractions.

Reference is made to the information provided in Item 44(a).

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the Company’s securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.
Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position.  Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.  State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46.  If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

Reference is made  to  information  provided  in  answer  to Items 10(d), 44 and 46 above.

V. Information Concerning the Trustee or Custodian

48.	Furnish the following information as to each trustee or custodian of the trust:

(a)	Name and principal business address; and

(b)	Form of organization; and

(c)	State or other sovereign power under the laws of which the trustee or custodian was organized; and

(d)	Name of governmental supervising or examining authority.

The Trustee is U.S. Bank Trust, N.A., a banking corporation organized under the laws of the state of Delaware with its corporate office at 300 Delaware Avenue, 9th Floor, EX-DE-WDAW, Wilmington, DE 19801 and its unit investment trust office at 777 E. Wisconsin Avenue, 4th Floor SW, Milwaukee, WI 53202.  The Trustee is subject to supervision by the Office of the State Bank Commissioner of the State of Delaware, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

49.
State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year.  Indicate the person paying such fees or expenses.  If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.
State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee are secured by a lien on the Company.  These are charges relating solely to the Company and shall be charged only to the Company.

Reference is also made to the information provided in answer to Item 13(a).

VI. Information Concerning Insurance of Holders of Securities

51.Furnish the following information with respect to insurance of holders of securities:

(a)	The name and address of the insurance company.

(b)	The types of policies and whether individual or group policies.

(c)	The types of risks insured and excluded.

(d)	The coverage of the policies.

(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

(f)	The terms and manner of cancellation and of reinstatement.

(g)	The method of determining the amount of premium to be paid by holders of securities.

(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.

(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

  VII. Policy of Registrant

52.	(a)
Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities.  If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Items 6(a) and 16 above.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

(1)	Title of security;

(2)	Date of elimination;

(3)	Reasons for elimination;

(4)	The use of the proceeds from the sale of the eliminated security;

(5)	Title of security substituted, if any;

(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction; and

(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

(1)	The grounds for elimination and substitution;

(2)	The type of securities which may be substituted for any underlying security;

(3)
Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

(4)	Whether such substituted securities may be the securities of another investment company; and

(5)	The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16 above.

(d)
Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

Regulated Investment Company

53.	(a)	State the taxable status of the trust.

The Company will either be structured as a partnership, a grantor trust or a “regulated investment company” as defined in the Code for federal tax purposes.

(b)
State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Code, and state its present intention with respect to such qualifications during the current taxable year.

The trust was not in existence during the last taxable year; however the trust may elect to qualify as a regulated investment company as defined in Section 851 of the Code.  The trust may be structured so that it is not an association taxable as a corporation under the Code.

 VIII. Financial and Statistical Information

54.	If the Company is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

Not applicable since information relates to past fiscal years.

(Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)

Financial Statements

Financial Statements of the Trust

1.	Consent of Certified Public Accountants.

Not applicable.

2.	Statement of Financial Condition of the Trust.

Not applicable.

Financial Statements of the Depositor

1.	Balance Sheet

2.	Profit and Loss Statement

Reference is made to the financial statements included in Form X-17A-5 for Destra Capital Investments LLC (File No. 008-68006) as filed on March 1, 2013.

Exhibits

Exhibit A(1)(a)

Form of Reference Trust Agreement.

Exhibit A(1)(b)

Form of Standard Terms and Conditions of Trust.

Exhibit E

Information regarding directors and officers of the Depositor.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Destra Capital Investments LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chicago and State of Illinois on the 11th day of July 2013.

Destra Credit Opportunities Unit Investment Trust

By: Destra Capital Investments LLC

By /s/ Nicholas Dalmaso
Name Nicholas Dalmaso
Title President

Attest:
By /s/ Anne Kochevar
Name Anne Kochevar
Title Chief Compliance Officer